LIFT Aircraft Inc.



ANNUAL REPORT

3402 Mount Bonnell Road

Austin, TX 78731

(833) 743-3448

https://www.liftaircraft.com/

This Annual Report is dated May 2, 2025.

BUSINESS

Overview

We founded LIFT Aircraft Inc. (a Delaware C-corporation) in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed a personal aircraft named HEXA, an entirely new type of personal, electric vertical take-off and landing (eVTOL) aircraft, that it hopes to make available to everyone.

We have received U.S. Patent No. D931,182 covering HEXA's design and filed U.S. Patent Application No. 16/708,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System".

Business Model

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required. HEXA, LIFT's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. Rather than initially selling HEXA to end-users, LIFT is developing "vertiport" locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft. Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy. While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. Capable of speeds up to 90 mph, HEXA can fly up to 15 miles in 10 minutes. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well. When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules). In the future, LIFT plans on selling HEXA or similar aircraft to end users, likely starting with defense or first response users and eventually to individuals for personal transportation.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,633,612
Number of Securities Sold: 739,191
Use of proceeds: General corporate purposes
Date: December 18, 2024
Offering exemption relied upon: Common Stock

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Results of Operations for the fiscal ended December 31, 2024 compared to the fiscal ended December 31, 2023

Revenues

Revenues increased by $786,760 (or 28.77%) to $3,521,639 for the year ended December 31, 2024 ("Fiscal 2024") from $2,734,879 for the year ended December 31, 2023 ("Fiscal 2023"). The company's revenue in Fiscal 2024 was principally derived from $1,855,000.00 in aircraft sales, $750,000.00 from flight demonstration and appearance fees, and government research contract receipts of $675,268.95. LIFT realizedrevenue in 2024 from customer pay-per-flight rental operations in the amount of $32,852.00, an increase of 705.2% from $4,080.00 in 2023.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations, sales and marketing expenses, research and development expenses and depreciation expenses. The company recorded total operating expenses of $5,644,064 in Fiscal 2024 compared with $5,089,884.49 in Fiscal 2023. The increase of $554,180 (or 10.89%) in our total operating expenses resulted largely from a year-over-year increase of $623,489 (or 61.21%) in General and Administrative expense as we grew headcount from approximately 15 to 20 employees.. Depreciation and amortization expense fell by $91,262.68 to $1,701,320 in 2024 from $1,792,582 in 2023, and Sales and Marketing also fell by $71,690 or 48.37% from $148,219 in 2024 to $76,529 in 2023.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses decreased by $204,628 (or 96.30%) from $212,496 for Fiscal 2023 to $7,868 in Fiscal 2024. The decrease was the result of a year-over-year decrease of $25,361 (or 69.55%) and the lack of any loss on the disposal of fixed assets in 2024 compared to recognized losses of $141,190 on disposal of fixed assets in Fiscal 2023.

Net loss

Accordingly, the company's net loss decreased slightly to $2,122,425 in Fiscal 2024 from $2,254,920 in Fiscal 2023 (or 5.53%).

Liquidity and Capital Resources

We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of December 31, 2024, the company had approximately $2,140,341.04 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the end of Fiscal 2025. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $2,140,341.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

No convertible notes outstanding as of December 31, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Founder, CEO & Chairman of the Board
Dates of Service: September, 2017 - Present
Responsibilities: Matt receives a cash compensation of $295,000 annual salary.

Other business experience in the past three years:

Employer: uShip, Inc.
Title: Founder & Board Director
Dates of Service: January, 2003 - Present
Responsibilities: Member of the board

Other business experience in the past three years:

Employer: Hitch, Inc.
Title: Chairman of the Board
Dates of Service: July, 2018 - Present
Responsibilities: Board chair

Other business experience in the past three years:

Employer: uShip, Inc.
Title: Board Director
Dates of Service: January, 2003 - Present
Responsibilities: Member of the Company's Board of Directors

Other business experience in the past three years:

Employer: Hitch Technologies
Title: Chairman of the Board
Dates of Service: July, 2018 - Present
Responsibilities: Member of the Company's Board of Directors

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matthew Chasen
Amount and nature of Beneficial ownership: 34,904,270
Percent of class: 35.4

RELATED PARTY TRANSACTIONS

Name of Entity: Matthew Chasen
Relationship to Company: Officer
Nature / amount of interest in the transaction: See below
Material Terms: re considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock (not including options). The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I which was converted into shares of common stock on in 2022 pari passu with other convertible note holders. The Company pays Mr. Chasen a salary of $295,000 per year as well as normal company benefits.

OUR SECURITIES

Common Stock
The amount of security authorized is 140,000,000 with a total of 100,893,551 outstanding.
Voting Rights
One vote per share.
Material Rights

The total amount outstanding includes 1,987,532 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 279,851 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 178,393 shares to be issued pursuant to stock options, reserved but unissued.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,166,971.26 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing an electric vertical takeoff and landing vehicle for personal flight. Our revenues are therefore dependent upon the market for electric vertical takeoff and landing vehicles for personal flight. We may never have an operational product or service It is possible that there may never be an operational HEXA eVTOL vehicle or that the product may never be used to engage in commercial flight operations. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in commercial flight operations. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits LIFT Aircraft, Inc. was formed on September 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LIFT Aircraft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history LIFT is a startup with a five-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $60,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a technology-based business which operates systems connected to the internet, we may be vulnerable to hackers who may access the sensitive data contained in our systems. Further, any significant disruption in service on LIFT Aircraft or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business. We are an early stage company LIFT is a startup with a four-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed HEXA aircraft, which involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue the HEXA flight testing, vertiport launches and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $40,000,000 in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan. The company has realized significant operating losses to date and expects to incur losses in the future The company has operated at a loss since inception, and these losses are likely to continue. $4,401,509. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations. The company faces risk due to customer concentration The company's historical revenue comes almost exclusively from the US Air Force and a foreign customer. The contract with the foreign customer has been concluded and while the company has current contracts with the US Air Force there can be no assurances that the contracts will continue or be renewed. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline in revenue. There is a possibility that we may not be able to continue as a "going concern" We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company. The development period for the HEXA will be lengthy Even if it meets the development schedule, LIFT does not expect to launch consumer flight operations until 2023 at the earliest. As a result, the receipt of significant consumer flight revenues is not anticipated until that time and may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable. The company will face significant market competition HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results LIFT's pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results. The Company relies on single suppliers for components and supply chain/manufacturing respectively. Our sole supplier of carbon fiber airframes is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is anticipated to be our sole final assembly provider. We also have single suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and props (T- Motor). Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers Developing new products and technologies entails significant risks and uncertainties LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed. Operations could be adversely affected by interruptions of production that are beyond the company's control LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT. The company could be subject to legal liability as a result of operations The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements. An accident could have a material adverse effect on the company's operations Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance. Government contracting entails inherent risks and uncertainties The company has historically generated revenue from contracts with the United States Air Force. The company can give no assurances that the USAF in particular or the United States Department of Defense in general will continue to enter contracts with the company. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process. The company may eventually seek FAA certification LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently constrained and the company may eventually seek Certification by the Federal Aviation Administration for HEXA or future aircraft. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the HEXA's certification or the costs of complying with such laws and regulations cannot be predicted. Since LIFT will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification. We depend on key personnel LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations. The company's estimates of market demand may be inaccurate LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares. The company will require intellectual property protection and may be subject to the intellectual property claims of others The company has received one design patent (D931,182) for the HEXA. If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's HEXA technology without infringing on any of LIFT's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to achieve commercial production of the HEXA. We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares. Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations. You must keep records of your investment for tax purposes. As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties. Using a credit card to purchase shares may impact the return on your investment. Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2025.

LIFT Aircraft Inc.

By   /s/ *Matthew D. Chasen*

     Name: <u>LIFT Aircraft Inc.</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2024 and 2023



IndigoSpireCPA

INDEPENDENT AUDITOR'S REPORT

April 25, 2025

To: Board of Directors, LIFT AIRCRAFT INC.
Re: 2024 and 2023 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.



Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

		2024		**2023**
TOTAL ASSETS				
Current Assets				
Cash and cash equivalents	$	2,140,340		630,862
Accounts receivable		1,364,271		456,663
Project works in progress, net		3,658,729		3,658,729
Other current assets		165,107		195,769
Total Current Assets		7,328,447		4,942,023
Fixed assets, net		1,594,505		2,743,310
Right-of-use assets, net		0		517,459
TOTAL ASSETS	$	**8,922,952**	$	**8,202,792**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Current Liabilities				
Accounts and credit cards payable	$	1,032,267	$	1,123,751
Deferred revenue		2,448,658		654,875
Other current liabilities		101,937		27,680
Total Current Liabilities		3,582,863		1,806,306
Convertible note		0		300,000
Warrant liability		750,000		750,000
Right-of-use liability		0		529,318
TOTAL LIABILITIES		**4,332,863**		**3,385,624**
Shareholders' Equity				
Common stock, voting (140,000,000 shares authorized)		0		0
Additional paid-in capital		16,458,425		15,134,341
Share-based compensation		683,429		104,299
Accumulated deficit		(12,551,765)		(10,421,472)
TOTAL SHAREHOLDERS' EQUITY		**4,590,089**		**4,817,168**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**8,922,952**	$	**8,202,792**

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Revenues, net	$ 3,521,639	$ 2,734,879
Operating Expenses:		
General and administrative	1,642,033	1,018,544
Location operations	231,795	76,666
Research and development	1,992,387	1,817,957
Sales and marketing	76,529	148,219
Depreciation and amortization expense	1,701,320	1,792,582
Total Operating Expenses	5,644,064	4,777,302
Net operating income (loss)	(2,122,425)	(2,042,423)
Other Expense:		
(Loss) on the disposal of fixed assets	0	(141,190)
Other income (expense)	3,235	(34,843)
Interest (expense), net	(11,103)	(36,464)
Net Loss	$ (2,130,293)	$ (2,254,920)
Basic earnings per share	(0.01)	(0.01)
Diluted earnings per share	(0.01)	(0.01)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2023	$ 0	$ 13,479,899	$ 62,908	$ (8,166,552)	$ 5,376,255
Issuance of shares and conversion of convertible instruments		1,654,441			1,654,441
Share-based compensation			41,392		41,392
Net Loss				(2,254,920)	(2,254,920)
Balance as of December 31, 2023	$ 0	$ 15,134,341	$ 104,299	$ (10,421,472)	$ 4,817,168
Issuance of equity, net of offering costs		1,024,084			1,024,084
Conversion of convertible instruments		300,000			300,000
Share-based compensation			579,130		579,130
Net Loss				(2,130,293)	(2,130,293)
Balance as of December 31, 2024	$ 0	$ 16,458,425	$ 683,429	$ (12,551,765)	$ 4,590,089

1

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Cash Flows From Operating Activities		
Net Loss	$ (2,130,293)	$ (2,254,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,701,320	1,792,582
Share-based compensation	579,130	41,392
Other gains and losses	0	141,190
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(907,608)	(199,426)
(Increase) Decrease in project works in progress	0	(587,804)
(Increase) Decrease in other current assets	30,662	(67,044)
Increase (Decrease) in accounts payable	(91,484)	55,949
Increase (Decrease) in deferred revenue	1,793,783	(7,611)
Increase (Decrease) in other current liabilities	74,257	(39,936)
Increase (Decrease) in other long-term liabilities	11,859	6,322
Net Cash Used In Operating Activities	1,061,626	(1,119,306)
Cash Flows From Investing Activities		
Capital expenditures	0	0
Net proceeds from the sale/(purchase) of assets	(552,515)	54,541
Net Cash Used In Investing Activities	(552,515)	54,541
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	0	300,000
Proceeds from issuance of stock, net of offering costs	1,024,084	1,039,949
Net proceeds from sale-leaseback	0	0
Net Cash Provided By Financing Activities	1,024,084	1,339,949
Net Change In Cash	1,509,478	166,102
Cash at Beginning of Period	630,862	464,760
Cash at End of Period	$ 2,140,340	$ 630,862
Supplementary Non-Cash Transactions		
Conversion of convertible notes and accrued interest	300,000	614,492

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2024 and 2023
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company develops, manufactures, sells, and operates electric, vertical take-off and landing aircraft. Its first model, HEXA, is a single-seat, ultralight-class vehicle for personal, recreational and public uses. The company is producing a fleet of HEXA vehicles and offers training and pay-per-flight rentals at company and partner-owned locations.

Since its inception, the Company has funded its business with convertible loans, securities offerings, paid demonstration and pilot programs, and research and development grants. The Company has an accumulated deficit in earnings since its inception and has generated negative cash flow from operations since its inception. These matters raise substantial concerns about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company had $2,140,340 and $630,862 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses

its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remit the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts, and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on the useful live of the assets, which range from three to fifteen years, depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company maintained fixed assets with a net book value of $1,594,505 and $2,743,310 as of December 31, 2024, and 2023, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since its inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact on the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since its inception; however, valuation allowances have been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns, once filed, will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has filed or will file its corporate income tax returns for the periods ended December 31, 2024 and 2023.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,863,715 shares issued as of December 31, 2024. The Company has an additional 2,784,404 options issued and outstanding and 788,820 shares reserved under an equity compensation plan. Additionally, as discussed below, the Company has issued 293,365 warrants for common shares.

Previous and Contemplated Stock Issuance
Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the "Reg A+ Offering"). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any "bonus shares". The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including "bonus shares". The offering was closed on February 10, 2023.

Between May 2023 and September 2023, the Company conducted an offering exempt from registration under Regulation CF ("2023 Reg CF Offering) through StartEngine, selling shares at $1.26 per share including any "bonus shares". The Company has closed on gross disbursements from the 2023 Reg CF Offering totaling $1,271,934 for 973,514 shares of common stock, including "bonus shares". The offering was closed on September 6, 2023.

Between February 2024 and October 2024, the Company conducted another offering exempt from registration under Regulation CF ("2024 Reg CF Offering") through DealMaker, The 2024 Reg CF Offering was conducted at an $226M pre-money valuation, which equates to approximately $2.21 per share of common stock, before consideration of any "bonus shares". The Company raised a total of $1,633,612, before offering expenses, through this offering, selling 739,191 common shares including "bonus shares", with the final closing on December 18, 2024.

Warrants
As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 the Company issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. In 2023, the company also issued 13,514 common stock warrants with a strike price of $1.11 per share to convertible note investor Kazoku Holdings. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes
As of December 31, 2024, all previously issued convertible notes were converted. During 2023, the Company issued $300,000 of convertible notes with 5% interest, a two year maturity, a 30% conversion discount with a cap of $113M on a qualified financing of $1M or more. This note converted to common stock on November 6, 2024, coincident with the Company's 2024 Reg CF closings surpassing $1M and converted to 282,974 shares of common stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations, and cash flows. The Company has been in an ongoing dispute with one of its suppliers regarding the withholding of payment for defective

parts and was recently served with a lawsuit. The Company is in the process of responding with its own counterclaims and does not believe this litigation represents a material risk to the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I, which was converted into shares of common stock on in 2022 *para passu* with other convertible note holders. The Company pays Mr. Chasen a salary of $295,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction
On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. The company treated this as a finance lease accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease. This lease ended on January 31, 2025, and the Company did not exercise its option to purchase the leased aircraft and instead returned them to Camber Road.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

LIFT AIRCRAFT INC.

April 29, 2025

IndigoSpire CPA, PC
Attn: Ryan Schellhous

Dear Mr. Schellhous -

This representation letter is provided in connection with your audit of the consolidated financial statements of LIFT AIRCRAFT INC. (the "Company"), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statements of income, shareholders' equity and cash flows for the calendar year periods thus ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors

We confirm, to the best of our knowledge and belief, as of the above date, the following representations made to you during your audit.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated April 8, 2025 including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter (none).

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the audit.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

13) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

14) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

15) We have no knowledge of any fraud or suspected fraud that affects the Company and involves:

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

16) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

17) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

18) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

19) We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

20) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

Signature: _____

Title: CEO
_____





Progress | RightSignature

SIGNATURE CERTIFICATE

REFERENCE NUMBER
8CC0B613-FEF2-46A2-BEBF-6F0C05F299A3

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number 8CC0B613-FEF2-46A2-BEBF-6F0C05F299A3	**Document Name** 2024-2023 LIFT Aircraft Inc Mgmt Letter
Transaction Type Signature Request	**Filename** 2024-2023_LIFT_Aircraft_Inc_Mgmt_Letter.docx
Sent At 04/29/2025 23:18 EDT	**Pages** 2 pages
Executed At 04/29/2025 23:27 EDT	**Content Type** application/vnd.openxmlformats-officedocument.wordprocessingml.document
Identity Method email	**File Size** 23.3 KB
Distribution Method email	**Original Checksum** c769bd838b6aed83de0796d93341f45ae214cc300678c3edacbff1ff26784a57
Signed Checksum 1c78988dff32e9aae2d079b39c9ce917e57dbdb59c3763e6c2fe71a3ff529757	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Matt Chasen	**Status** signed	**Viewed At** 04/29/2025 23:26 EDT
Email matt@liftaircraft.com	**Multi-factor Digital Fingerprint Checksum** dfeecf4398e18d9e1e82872978022b8dfe2474ac47d5054ad8c4c5e522856604	**Identity Authenticated At** 04/29/2025 23:27 EDT
Components 2	**IP Address** 70.114.202.184	**Signed At** 04/29/2025 23:27 EDT
	Device Chrome via Mac	
	Drawn Signature 	
	Signature Reference ID 63FF54A0	
	Signature Biometric Count 2	

AUDITS

TIMESTAMP	AUDIT
04/29/2025 23:18 EDT	Ryan Schellhous (ryan@indigospire.com) created document '2024-2023_LIFT_Aircraft_Inc_Mgmt_Letter.docx' on Chrome via Mac from 52.45.54.47.
04/29/2025 23:18 EDT	Matt Chasen (matt@liftaircraft.com) was emailed a link to sign.
04/29/2025 23:26 EDT	Matt Chasen (matt@liftaircraft.com) viewed the document on Chrome via Mac from 70.114.202.184.
04/29/2025 23:27 EDT	Matt Chasen (matt@liftaircraft.com) authenticated via email on Chrome via Mac from 70.114.202.184.
04/29/2025 23:27 EDT	Matt Chasen (matt@liftaircraft.com) signed the document on Chrome via Mac from 70.114.202.184.

CERTIFICATION

I, Matthew D. Chasen, Principal Executive Officer of LIFT Aircraft Inc., hereby certify that the financial statements of LIFT Aircraft Inc. included in this Report are true and complete in all material respects.

Matthew D. Chasen

CEO